UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

            ----------------------------------------------

                           SCHEDULE 13D/A

                           Amendment No. 1

             Under the Securities Exchange Act of 1934

                     PLAYERS INTERNATIONAL, INC.
              ----------------------------------------
                           (Name of issuer)

               Common Stock $.005 par value per share
               --------------------------------------
                   (Title of class of securities)

                              727903106
                 ---------------------------------
                           (CUSIP Number)

                          Don R. Kornstein
                      Jackpot Enterprises, Inc.
                      1110 Palms Airport Drive
                       Las Vegas, Nevada 89119
                      Tel. No.: (702) 263-5402
            ---------------------------------------------
           (Name, address and telephone number of person
          authorized to receive notices and communications)

                           March 10, 1999
          -------------------------------------------------
       (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |_|.


1.      NAME OF REPORTING PERSON

        Jackpot Enterprises, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            88-0169922
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 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a) |_|

                                                          (b) |X|
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 3.     SEC USE ONLY
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 4.     SOURCE OF FUNDS       WC
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 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
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 6.     CITIZENSHIP OR PLACE OF ORGANIZATION      State of Nevada
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  NUMBER OF    7.    SOLE VOTING POWER          1,014,400
   SHARES            -----------------------------------------------------------
BENEFICIALLY   8.    SHARED VOTING POWER        5,299,530
  OWNED BY           -----------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER     1,014,400
  REPORTING          -----------------------------------------------------------
   PERSON     10.    SHARED DISPOSITIVE POWER
    WITH             -----------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       6,313,930
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                       |_|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         19.7%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON                    CO
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Item 1.   Security and Issuer.

          This Schedule 13D relates to the common stock, par value $.005 per share (the "Common Stock"), of Players International, Inc. (the "Issuer").
The Issuer is a Nevada corporation with its principal executive offices located at 1300 Atlantic Avenue, Suite 800, Atlantic City, New Jersey 08401.

Item 2.   Identity and Background.

          The name of the person filing this statement is Jackpot Enterprises, Inc., a Nevada corporation ("Jackpot" or, the "Filing Person"). The address of the principal business and principal office of Jackpot is 1110 Palms Airport Drive, Las Vegas, Nevada 89119.

          The current principal business of Jackpot is to provide gaming machine route operations throughout Nevada. Schedule A sets forth the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Jackpot as of the date hereof.

          During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The initial Schedule 13D, filed on February 18, 1999 related to twelve stockholder support agreements (the "Support Agreements") among Jackpot and, respectively, The Griffin Group, Inc., Mr. Peter Aranow, Mr. Vince J.
Naimoli, Mr. Howard A.Goldberg, Mr. Patrick Madamba, Mr. Earl E. Webb, Mr.
Larry Cohen, Mr. Marshall Geller, Mr. Alan R. Buggy, Mr. John Groom, Mr. Lee Seidler, and Mr. Charles Masson (collectively, the "Stockholders") and the associated proxy granted to Jackpot by the Stockholders as described in
Item 6 below.

          This Amendment No. 1 to the Schedule 13D filed on February 18, 1999, relates to the purchase in the open market by Jackpot of 1,014,400 shares of the Issuer's common stock, at a purchase price of $6.04 per share, which included all commissions. These shares were purchased with working capital, as described in Item 4 below.

Item 4.   Purpose of Transaction.

          On February 8, 1999, Jackpot, JEI Merger Corp. ("Merger Sub"), a wholly owned subsidiary of Jackpot, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides that Merger Sub will be merged with and into the Issuer (the "Merger") and each share of Common
Stock will be converted into the right to receive from Jackpot (i) a net amount of $6.75 in cash, without interest and subject to adjustment in accordance with the next sentence (the "Cash Consideration"), and (ii) a fraction (the "Exchange Ratio") of a share of common stock, par value $.01 per share of Jackpot ("Jackpot Common Stock") equal to the quotient
(calculated to the nearest 0.0001) of $1.50 divided by the Average Buyer
Common Stock Price (as defined herein); provided that the Exchange Ratio shall not exceed 0.30 (the"Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration"). If but for the proviso in the preceding sentence the Exchange Ratio would have exceeded 0.30, Buyer may increase the Cash Consideration amount specified in clause (i) above by the amount necessary so that at the Effective Time (as defined in the Merger Agreement) the sum of (a) the Cash Consideration (as so increased) and
(b) the Average Buyer Common Stock Price multiplied by the Exchange
Ratio is equal to $8.25. If Buyer fails to increase the Merger Consideration to the amount set forth in the preceding sentence, Issuer may terminate the agreement. "Average Buyer Common Stock Price" shall mean the average regular way closing price per share of Jackpot Common Stock on the New York Stock Exchange (the "NYSE") as reported on the NYSE Composite Tape during the thirty (30) consecutive NYSE trading days immediately preceding the second
NYSE trading day prior to the closing date.

          If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will become the initial directors and officers of the surviving corporation, respectively, (ii) the Certificate of Incorporation of the Issuer shall be amended and restated to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger, except that Article One, relating to the name of the Issuer, shall remain unchanged and (iii) the By-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the By-laws of the surviving corporation. Additionally, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from The Nasdaq National Market.

          On March 10, 1999, Jackpot purchased 1,014,400 shares of the Issuer's Common Stock in the open market with working capital (the "Open Market Purchase"). Jackpot purchased such shares of the Issuer's Common Stock because the price of the shares purchased by Jackpot was substantially lower than the price per share as contemplated in the Merger Agreement.

          Except as set forth above or in this paragraph and Item 5 below, Jackpot has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above. Subject to any limitations imposed by gaming or other regulations, Jackpot may purchase additional shares of the Issuer's Common Stock which become available in the open market if the purchase price for such shares is lower than the price per share as contemplated in the Merger Agreement.

Item 5.   Interest in Securities of the Issuer.

          As a result of the Support Agreements, the Filing Person may be deemed to have been the beneficial owner, as of February 8, 1999, of 5,299,530 shares of Common Stock, which represented approximately 16.5% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on February 4, 1999). The number of shares beneficially owned does not include shares subject to options held by the Stockholders, which options, pursuant to the Merger Agreement, will be canceled upon consummation of the Merger.


         As a result of the Open Market Purchase, the Filing Person may be deemed to be the beneficial owner, as of March 10, 1999, of 6,313,930 shares of Common Stock, which represents approximately 19.7% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on February 4, 1999).

         To the knowledge of the Filing Person, except as discussed in Item 4 above, neither the Filing Person nor any other person referred to in Schedule A beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the holders of the Issuer's outstanding shares of Common Stock and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), the Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation, and each issued and outstanding share of Common Stock, other than shares owned by Jackpot or the Issuer, will be converted into the right to receive the Merger Consideration.

          Pursuant to the Support Agreements, each respective Stockholder has agreed, among other things, (i) to vote its respective shares in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) to vote against any transaction pursuant to a third party acquisition proposal or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled,
(iii) to vote in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement, and has granted to Jackpot an irrevocable proxy to vote the Common Stock owned by such Stockholder in the event that such Stockholder violates its contractual obligations to vote as described above. Each Stockholder further agrees to cause the number of Shares over which he has voting power to be voted in accordance with the foregoing.

          The obligations of the Stockholders under the Support Agreements terminate upon the earlier of (i) the Effective Time of the Merger or (ii) termination of the Merger Agreement in accordance with the terms thereof.

          The descriptions herein of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 99.1 through 99.13 with the initial filing of this Form 13D, and which are specifically incorporated herein by reference in their entirety.

          Except as provided in the Merger Agreement and the Support Agreements, to the best knowledge of the Filing Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

Exhibit   Description

99.1* Agreement and Plan of Merger, dated as of February 8, 1999, among Jackpot Enterprises, Inc., JEI Merger Corp. and Players International, Inc.

99.2* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and The Griffin Group, Inc.

99.3* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Peter Aranow.

99.4* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Vince J. Naimoli.

99.5* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Howard A. Goldberg.

99.6* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Patrick Madamba.

99.7* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Earl E. Webb.

99.8* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Larry Cohen.


99.9* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Marshall Geller.

99.10* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Alan R. Buggy.

99.11* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. John Groom.

99.12* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Lee Seidler.

99.13* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Charles Masson.

* Those exhibits designated with an asterisk (*) were filed with the initial filing of this Form 13D.




                            Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            JACKPOT ENTERPRISES, INC.


                            By: /s/ Bob Torkar
                            __________________________________________
                            Bob Torkar
                            Senior Vice President - Finance, Treasurer
                            and Chief Accounting Officer

Date:  March 18, 1999

                                  Exhibit Index

99.1* Agreement and Plan of Merger, dated as of February 8, 1999, among Jackpot Enterprises, Inc., JEI Merger Corp. and Players International, Inc.

99.2* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and The Griffin Group, Inc.

99.3* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Peter Aranow.

99.4* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Vince J. Naimoli.

99.5* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Howard A. Goldberg.

99.6* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Patrick Madamba.

99.7* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Earl E. Webb.

99.8* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Larry Cohen.

99.9* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Marshall Geller.

99.10* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Alan R. Buggy.

99.11* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. John Groom.

99.12* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Lee Seidler.

99.13* Stockholder Support Agreement, dated as of February 6, 1999, among Jackpot Enterprises, Inc. and Mr. Charles Masson.


* Those exhibits designated with an asterisk (*) were filed with the initial filing of this Form 13D.

                            Schedule A

               DIRECTORS OF JACKPOT ENTERPRISES, INC.

The name, present business address and present principal occupation or employment of each director of Jackpot Enterprises, Inc. are set forth below. Each person listed below is a citizen of the United States of America.

                         Present Principal
Name                     Occupation/Employment      Present Business Address

Allan R. Tessler         Co-Chairman and Co-Chief   3490 Clubhouse Drive I-2
                         Executive Officer of Data  Wilson, WY  83014
                         Broadcasting Corporation

Don R. Kornstein         President and Chief        1110  Palms Airport Drive
                         Executive Officer of       Las Vegas, Nevada  89119
                         Jackpot Enterprises,
                         Inc.

David R. Markin          President and Chief        2016 North Pitcher Street
                         Executive Officer of       Kalamazoo, MI  49007
                         Checker Motors
                         Corporation

Robert L. McDonald, Sr.  Senior Partner of the      241 Ridge Street, 4th Floor
                         law firm McDonald Carano   Reno, Nevada  89501
                         Wilson McCune Bergin
                         Frankovich & Hicks LLP

                 EXECUTIVE OFFICERS OF JACKPOT ENTERPRISES, INC.

          The name and title of each executive officer of Jackpot Enterprises, Inc. are set forth below. The present business address of each executive officer listed below is 1110 Palms Airport Drive, Las Vegas, Nevada 89119 and each person listed below is a citizen of the United States of America.

Name:                    Title:

Don R. Kornstein         President and Chief Executive Officer
George Congdon           Senior Vice President - Operations
Bob Torkar               Senior Vice President - Finance, Treasurer and
                         Chief Accounting Officer